Exhibit 99.1

Dingdong (Cayman) Limited Announces Second Quarter 2022 Financial Results

SHANGHAI, August 11, 2022 — Dingdong (Cayman) Limited (“Dingdong” or the “Company”) (NYSE: DDL), a leading fresh grocery e-commerce company in China, with advanced supply chain capabilities, today announced its unaudited financial results for the quarter ended June 30, 2022.

Second Quarter 2022 Highlights:

•	GMV for the second quarter of 2022 increased by 32.3% year over year to RMB7,115.2 million (US$1,062.3 million) from RMB5,378.1 million in the same quarter of 2021.

•	Total revenue for the second quarter of 2022 increased by 42.8% year over year to RMB6,634.4 million (US$990.5 million) from RMB4,646.0 million in the same quarter of 2021.

•	Non-GAAP net income for the second quarter of 2022 was RMB20.6 million (US$3.1 million), compared with non-GAAP net loss of RMB1,728.5 million in the same quarter of 2021.

Mr. Changlin Liang, Founder and Chief Executive Officer of Dingdong, stated,

“Fresh food is not ordinary consumer goods. Therefore, we aim to ensure not only food availability but also food quality. We bring happiness and passion for life to the public through food, and infuse inspiration and soulfulness into food. Only a team with unswerving, whole-hearted commitment and dedication can achieve this goal.”

Ms. Le Yu, Chief Strategy Officer of Dingdong, stated,

“As we established word-of-mouth on our product development capabilities among consumers, comparing our pre-lockdown and post-lockdown performances this year, we also saw a significant increase in the AOV post-lockdown and an improvement in our operational efficiency, which validated our “efficiency first, with due consideration to scale” strategy.

Looking ahead to Q3, we expect quality revenue growth with narrowing losses compared to the pre-lockdown Q1 this year. We also expect to achieve a single-month, non-GAAP break-even in December this year.”

Second Quarter 2022 Financial Results

Total revenues were RMB6,634.4 million (US$990.5 million), representing an increase of 42.8% from the same period of 2021, primarily driven by the robust growth in the Company’s GMV, with a higher conversion ratio from GMV to revenue.

•	Product Revenues were RMB6,554.0 million (US$978.5 million), an increase of 42.4% from RMB4,603.3 million in the same quarter of 2021, primarily driven by the increase in average order value.

•

Service Revenues were RMB80.4 million (US$12.0 million), an increase of 88.1% from RMB42.7 million in the same quarter of 2021, primarily driven by the increase in the number of customers subscribing to Dingdong’s membership program.

Total operating costs and expenses were RMB6,634.6 million (US$990.5 million), an increase of 0.8% from RMB6,583.6 million in the same quarter of 2021, with a detailed breakdown as below.

•

Cost of Goods Sold was RMB4,537.3 million (US$677.4 million), an increase of 14.4% from RMB3,967.4 million in the same quarter of 2021, primarily driven by the increase in total revenue. Gross margin was 31.6%, which significantly improved from 14.6% in the same quarter of 2021.

•

Fulfillment expenses were RMB1,541.8 million (US$230.2 million) a decrease of 9.0% from RMB1,693.5 million in the same quarter of 2021. Fulfillment expenses as a percentage of total revenue decreased from 36.5% to 23.2%, mainly driven by the increase of average order value and improved frontline labor efficiency.

•

Sales and marketing expenses were RMB146.7 million (US$21.9 million), a decrease of 64.2% from RMB410.0 million in the same quarter of 2021, as product development capabilities became our primary growth driver and we attracted customers more efficiently.

•

General and administrative expenses were RMB153.5 million (US$22.9 million), a decrease of 49.9% from RMB306.3 million in the same quarter of 2021, mainly due to decreased share-based compensation expenses.

•

Product development expenses were RMB255.3 million (US$38.1 million), an increase of 23.7% from RMB206.5 million in the same quarter of 2021, mainly due to the increased investments in product development capability, agricultural technology, technical data algorithms, and other infrastructure.

Loss from operations was RMB0.2 million (US$0.04 million), compared with operating loss of RMB1,937.6 million in the same quarter of 2021.

Net loss was RMB34.5 million (US$5.2 million), compared with net loss of RMB1,937.4 million in the same quarter of 2021.

Non-GAAP net income / (loss), which is a non-GAAP measure that excludes share-based compensation expenses, was RMB20.6 million (US$3.1 million), a significant improvement from RMB(1,728.5) million in the same quarter of 2021. In addition, our non-GAAP net margin, which is our non-GAAP net income / (loss) as a percentage of revenues, improved to 0.3% from (37.2%) in the same quarter of 2021.

Basic and diluted net loss per share were RMB0.11 (US$0.02), compared with RMB33.27 in the same quarter of 2021. Non-GAAP net income / (loss) per share, basic and diluted, was RMB0.06 (US$0.01), compared with RMB (30.05) in the same quarter of 2021. The weighted average number of ordinary shares used to compute the basic and diluted net loss per share and non-GAAP net income / (loss) per share were 64,908,700 and 324,345,013 in the second quarter of 2021 and 2022, respectively. All outstanding redeemable convertible preferred shares were not included in the computation until July 2021, when they were converted into ordinary shares upon the completion of the Company’s initial public offering.

Cash and cash equivalents and short-term investments were RMB6,063.8 million (US$905.3 million) as of June 30, 2022, compared with RMB5,231.1 million as of December 31, 2021.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. Eastern Time on Thursday, August 11, 2022 (8:00 P.M. Beijing Time on the same day) to discuss the financial results. The presentation and question and answer session will be presented in both Mandarin and English. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Conference ID:	0227192

The replay will be accessible through August 18, 2022 by dialing the following numbers:

International:	1-412-317-0088
United States:	1-877-344-7529
Access Code:	1497622

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.100.me.

About Dingdong (Cayman) Limited

We are a leading fresh grocery e-commerce company in China, with sustainable long-term growth. We directly provide users and households with fresh produce, prepared food, and other food products through a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. Leveraging our deep insights into consumers’ evolving needs and our strong food innovation capabilities, we have successfully launched a series of private label products spanning a variety of food categories. Many of our private label products are produced at our own production plants, allowing us to more efficiently produce and offer safe and high-quality food products. We aim to be Chinese families’ first choice for food shopping.

For more information, please visit: https://ir.100.me.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP net income / (loss), non-GAAP net margin and non-GAAP net income / (loss) per share, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges and do not correlate to any operating activity trends. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.6981 to US$1.00, the exchange rate on June 30, 2022 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook and quotations from management in this announcement, as well as Dingdong’s strategic and operational plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dingdong’s goals and strategies; Dingdong’s future business development, financial conditions, and results of operations; the expected outlook of the fresh grocery e-commerce market in China; Dingdong’s expectations regarding demand for and market acceptance of its products and services; Dingdong’s expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong’s industry; and relevant government policies and regulations relating to Dingdong’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Dingdong Fresh

ir@100.me

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	662,768	2,011,719	300,342
Restricted cash	7,664	1,100	164
Short-term investments	4,568,346	4,052,094	604,962
Accounts receivable, net	191,519	158,232	23,623
Inventories	537,472	578,396	86,352
Advance to suppliers	86,711	107,264	16,014
Prepayments and other current assets	461,843	213,989	31,948

Total current assets	6,516,323	7,122,794	1,063,405

Non-current assets:
Property and equipment, net	472,371	401,170	59,893
Operating lease right-of-use assets	2,245,571	1,751,432	261,482
Other non-current assets	185,793	155,970	23,286

Total non-current assets	2,903,735	2,308,572	344,661

TOTAL ASSETS	9,420,058	9,431,366	1,408,066

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	2,058,624	1,876,611	280,171
Customer advances and deferred revenue	243,480	249,628	37,268
Accrued expenses and other current liabilities	653,261	699,749	104,470
Salary and welfare payable	244,740	188,721	28,175
Operating lease liabilities	969,494	835,511	124,739
Short-term borrowings	3,121,046	4,075,411	608,443
Current portion of long-term borrowings	57,875	15,625	2,333

Total current liabilities	7,348,520	7,941,256	1,185,599

Non-current liabilities:
Operating lease liabilities	1,244,096	899,617	134,309
Other non-current liabilities	69,373	75,000	11,197

Total non-current liabilities	1,313,469	974,617	145,506

TOTAL LIABILITIES	8,661,989	8,915,873	1,331,105

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
		(Unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (CONTINUED)
Mezzanine Equity:
Redeemable noncontrolling interests	30,000	103,400	15,437

TOTAL MEZZANINE EQUITY	30,000	103,400	15,437

Shareholders’ equity
Ordinary shares	4	4	1
Additional paid-in capital	13,685,062	13,795,348	2,059,591
Treasury stock	(7,042)	(20,666)	(3,085)
Accumulated deficit	(12,765,713)	(13,281,019)	(1,982,804)
Accumulated other comprehensive loss	(184,242)	(81,574)	(12,179)

TOTAL SHAREHOLDERS’ EQUITY	728,069	412,093	61,524

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	9,420,058	9,431,366	1,408,066

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,
	2021	2022	2022
	RMB	RMB	US$
	(Unaudited)
Revenues:
Product revenues	4,603,265	6,553,999	978,486
Service revenues	42,741	80,390	12,002

Total revenues	4,646,006	6,634,389	990,488

Operating costs and expenses:
Cost of goods sold	(3,967,378)	(4,537,312)	(677,403)
Fulfillment expenses	(1,693,470)	(1,541,814)	(230,187)
Sales and marketing expenses	(409,991)	(146,699)	(21,902)
Product development expenses	(206,479)	(255,314)	(38,117)
General and administrative expenses	(306,261)	(153,489)	(22,915)

Total operating costs and expenses	(6,583,579)	(6,634,628)	(990,524)

Loss from operations	(1,937,573)	(239)	(36)
Interest income	15,187	17,416	2,600
Interest expenses	(19,982)	(32,844)	(4,904)
Other income	5,704	14,545	2,172
Other expenses	(733)	(26,742)	(3,992)

Loss before income tax	(1,937,397)	(27,864)	(4,160)

Income tax expenses	—	(6,659)	(994)

Net loss	(1,937,397)	(34,523)	(5,154)

Accretion of redeemable convertible preferred shares	(221,948)	—	—
Accretion of redeemable noncontrolling interests	—	(1,965)	(293)

Net loss attributable to ordinary shareholders	(2,159,345)	(36,488)	(5,447)

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,
	2021	2022	2022
	RMB	RMB	US$
	(Unaudited)
Net loss per ordinary share:
Basic and diluted	(33.27)
Shares used in net loss per ordinary share computation:
Basic and diluted	64,908,700
Net loss per Class A and Class B ordinary share:
Basic and diluted		(0.11)	(0.02)
Shares used in net loss per Class A and Class B ordinary share computation:
Basic and diluted		324,345,013	324,345,013
Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation adjustments	(85,974)	127,627	19,054

Comprehensive (loss)/income	(2,023,371)	93,104	13,900

Accretion of redeemable convertible preferred shares	(221,948)	—	—
Accretion of redeemable noncontrolling interests	—	(1,965)	(293)

Comprehensive (loss)/income attributable to ordinary shareholders	(2,245,319)	91,139	13,607

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,
	2021	2022	2022
	RMB	RMB	US$
	(Unaudited)
Net cash (used in)/generated from operating activities	(1,622,248)	217,725	32,505

Net cash used in investing activities	(5,114,051)	(359,578)	(53,684)

Net cash generated from financing activities	3,435,843	865,473	129,212

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(61,779)	22,632	3,380
Net (decrease)/increase in cash and cash equivalents and restricted cash	(3,362,235)	746,252	111,413

Cash and cash equivalents and restricted cash at the beginning of the period	4,414,207	1,266,567	189,093

Cash and cash equivalents and restricted cash at the end of the period	1,051,972	2,012,819	300,506

DINGDONG (CAYMAN) LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,
	2021	2022	2022
	RMB	RMB	US$
	(Unaudited)
Net loss	(1,937,397)	(34,523)	(5,154)
Add: share-based compensation expenses (1)	208,943	55,111	8,228

Non-GAAP net (loss) / income	(1,728,454)	20,588	3,074

Net loss margin	(41.7%)	(0.5%)
Add: share-based compensation expenses	4.5%	0.8%

Non-GAAP net (loss) / profit margin	(37.2%)	0.3%

Net loss attributable to ordinary shareholders	(2,159,345)	(36,488)	(5,447)
Add: share-based compensation expenses (1)	208,943	55,111	8,228

Non-GAAP net (loss)/income attributable to ordinary shareholders	(1,950,402)	18,623	2,781

Net loss per ordinary share:
Basic and diluted	(33.27)
Add: share-based compensation expenses	3.22

Non-GAAP net loss per ordinary share: Basic and diluted	(30.05)

Net loss per Class A and Class B ordinary share:
Basic and diluted		(0.11)	(0.02)
Add: share-based compensation expenses		0.17	0.03

Non-GAAP net income per Class A and Class B ordinary share:
Basic and diluted		0.06	0.01

	For the three months ended June 30,
	2021	2022	2022
	RMB	RMB	US$
	(Unaudited)
Fulfillment expenses	2,536	11,139	1,663
Sales and marketing expenses	89	2,778	415
Product development expenses	5,635	24,880	3,714
General and administrative expenses	200,683	16,314	2,436

Total	208,943	55,111	8,228